Institutional Cash Distributors LLC

(SEC I.D. No. 8-68161)

Statement of Financial Condition as of December 31, 2025, and Report of Independent Registered Public Accounting Firm

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document

PUBLIC

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

OMB APPROVAL

OMB number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

Annual Reports

Form X-17A-5

Part III

SEC FILE NUMBER
8-68161

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING	01/01/2025	AND ENDING	12/31/2025
	MM/DD/YY		MM/DD/YY

A.   REGISTRANT IDENTIFICATION

NAME OF FIRM: Institutional Cash Distributors LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer   □ Security-based swap dealer   □ Major security-based swap participant

□ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

16475 Bordeaux Drive

	(No. and Street)		
Reno		NV	89511
(City)		(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jonathan Pittinsky	973-879-6704	jonathan.pittinsky@tradeweb.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP

(Name – if individual, state last, first, and middle name)			
30 Rockefeller Plaza	New York	NY	10012
(Address)	(City)	(State)	(Zip Code)
10/20/2003	34		
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)		

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Institutional Cash Distributors LLC

Table of Contents

December 31, 2025

This filing contains (check all applicable boxes):**

X   (a) Statement of financial condition.

X   (b) Notes to statement of financial condition.

☐   (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐   (d) Statement of cash flows.

☐   (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐   (f) Statement of changes in liabilities subordinated to claims of creditors.

☐   (g) Notes to financial statements

☐   (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐   (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐   (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR240.15c3-3.

☐   (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐   (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐   (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐   (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐   (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐   (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

X   (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐   (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐   (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable. (filed separately)

X   (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐   (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐   (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐   (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable. (filed separately)

☐   (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐   (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐   (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Affirmation

I, Jonathan Pittinsky, affirm that, to the best of my knowledge and belief the financial report pertaining to the firm of Institutional Cash Distributors LLC, as of December 31, 2025, is true and correct. I further affirm that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Jonathan Pittinsky

Financial and Operations Principal

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and Member of Institutional Cash Distributors LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Institutional Cash Distributors LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 17, 2026

We have served as the Company's auditor since 2025.

Institutional Cash Distributors LLC
Statement of Financial Condition
December 31, 2025 (in thousands)

Assets

Cash and cash equivalents	$	15,372
Commissions receivable		9,384
Deposits with clearing brokers		415
Receivable from affiliates		251
Other assets		586
Goodwill		700
Total assets	$	26,708

Liabilities and Member's Capital

Liabilities

Accrued compensation	$	3,234
Technology credits payable		6,659
Deferred revenue		155
Accounts payable, accrued expenses and other liabilities		488
Payable to affiliates		961
Total liabilities		11,497
Member's capital		15,211
Total liabilities and member's capital	$	26,708

The accompanying notes are an integral part of this financial statement.

Institutional Cash Distributors LLC
Notes to Financial Statement
December 31, 2025

---

1. Organization

Institutional Cash Distributors LLC (the "Company") is a California limited liability company formed on August 8, 2008.

On August 1, 2024, Tradeweb Markets LLC ("Markets") purchased all outstanding equity interests of ICD Intermediate Holdco I, LLC ("Holdco I"), SCIC - ICD Blocker 1, Inc. and Parthenon Investors V ICD Blocker, Inc. (the "Markets Acquisition"). The Company was a subsidiary of ICD Intermediate Holdco 2, LLC (the "Parent") and the Parent was a subsidiary of Holdco I at the time of the Markets Acquisition. As a result of the Markets Acquisition, the Company is a wholly owned subsidiary of Markets. Markets is a consolidating subsidiary of Tradeweb Markets Inc. ("TWMI").

The Company is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is an introducing broker-dealer that provides institutional money market funds and other short term investment trading services and analytical resources to large corporate and institutional clients. J.P. Morgan Clearing Corp ("JPMCC") and US Bank (collectively, the "Clearing Brokers") are the custodians who provide custody and/or clearing services to the Company's clients.

The Company's primary source of revenue is commission income earned from money market funds, either offered through the brokerage networks of the Clearing Brokers or directly from money market families.

2. Significant Accounting Policies

Basis of Accounting

The financial statements have been presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates and the difference may be material to the financial statement.

Cash and Cash Equivalents

Cash and cash equivalents consists of cash and highly liquid investments (such as short-term money market instruments) with remaining maturities at the time of purchase of less than three months.

Allowance for Credit Losses

The Company continually monitors collections and payments from its clients and maintains an allowance for credit losses. The allowance for credit losses is based on an estimate of the amount of potential credit losses in existing commissions receivable, as determined from a review of aging schedules, past due balances, historical collection experience and other specific account data. An analysis of the financial

condition of the Company's counterparties is also performed. Aged balances that are determined to be uncollectible are written off against the allowance for credit losses.

Deposits with Clearing Brokers

Under the Company's clearing agreement, a good faith deposit of $250,000 is required to be held with JPMCC. As of December 31, 2025, the Company had $414,000 on deposit with JPMCC and a $1,000 deposit with US Bank.

Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of identifiable net assets acquired in an acquisition. Goodwill is not amortized, but is tested for impairment annually on December 31st and between annual tests, whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. Goodwill is tested at the reporting unit level, which is defined as an operating segment or one level below the operating segment. The Company consists of one reporting unit for goodwill impairment testing purposes. An impairment loss is recognized if the estimated fair value of a reporting unit is less than its net book value. Such loss is calculated as the difference between the estimated fair value of goodwill and its carrying value.

Goodwill was last tested for impairment on December 31, 2025 and no impairment of goodwill was identified.

Translation of Foreign Currency

Assets and liabilities denominated in currencies other than U.S. dollars are recorded in U.S. dollars at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities that are denominated in foreign currencies are then remeasured at the end of each reporting period at the exchange rate prevailing at the end of the reporting period.

Income Taxes

The Company, together with Markets and other affiliates, is a multiple member limited liability company which is taxed as a partnership. As a partnership, Markets is subject to unincorporated business taxes on income earned, or losses incurred, in certain state and local jurisdictions. The taxable income or loss of the Company is also includable in the Federal and state income tax returns of Markets' individual members.

No income tax provision is required to be recorded by the Company as it is a disregarded entity for income tax purposes and therefore not subject to income tax. The tax effects of its income and losses accrue directly to Markets. The Company elected not to be allocated a share of the consolidated amount of current and deferred tax expense incurred by Markets. This election was made in order to simplify the Company's accounting for income taxes.

Fair Value Measurement

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Instruments that the Company owns (long positions) are marked to bid prices, and instruments that

Institutional Cash Distributors LLC
Notes to Financial Statement
December 31, 2025

the Company has sold, but not yet purchased (short positions) are marked to offer prices. Fair value measurements do not include transaction costs.

The fair value hierarchy under ASC 820, *Fair Value Measurement* ("ASC 820"), prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below.

Basis of Fair Value Measurement

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;
Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Financial Instruments Measured at Fair Value

The Company's financial instruments measured at fair value on the statement of financial condition as of December 31, 2025, in thousands, have been categorized based upon the fair value hierarchy as follows:

	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Estimated Fair Value
Assets					
Cash equivalents - Money market funds	$ 12,345	$ 12,345	$ —	$ —	$ 12,345
	$ 12,345	$ 12,345	$ —	$ —	$ 12,345

The Company's money market funds are classified within level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets.

Institutional Cash Distributors LLC
Notes to Financial Statement
December 31, 2025

Financial Instruments Not Measured at Fair Value

The Company's financial instruments not measured at fair value on the statement of financial condition as of December 31, 2025, in thousands, have been categorized based upon the fair value hierarchy as follows:

	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Estimated Fair Value
Assets					
Cash	$ 3,027	$ 3,027	$ —	$ —	$ 3,027
Commissions receivable	9,384	—	9,384	—	9,384
Deposits with clearing brokers	415	415	—	—	415
	$ 12,826	$ 3,442	$ 9,384	$ —	$ 12,826

The carrying value of financial instruments not measured at fair value classified within level 1 or level 2 of the fair value hierarchy approximates fair value because of the relatively short-term nature of the underlying assets or liabilities.

Technology Credits

Credits are earned by customers to be utilized for certain technology related expenses and licensing fees incurred by the customers relating to the integration of the Company's technology platform with the customers' technology system and platform. The amounts earned are calculated based on a percentage of the commissions revenue earned by the Company from the customers' investments in funds made through the Company's portal and are recognized when the corresponding commissions are earned. If the customer does not use the credits within a certain period, the credits expire. The amounts are paid by the Company directly to the customers' designated technology vendor and are recorded as a reduction of commissions revenue on the statement of income. Technology credits payable on the statement of financial condition consists of technology credits which are earned by customers but not yet utilized. The Company had technology credits payable of $6,659,000 outstanding as of December 31, 2025.

Stock-based compensation

The stock-based payments received by the employees of the Company are accounted for as equity awards. The Company measures and recognizes the cost of employee services received in exchange for awards of equity instruments based on their estimated fair values measured as of the grant date.

Recent Accounting Pronouncements

In July 2025, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets ("ASU 2025-05"). ASU 2025-05 introduces a practical

expedient for measuring expected credit losses that permits entities to assume that current conditions as of the balance sheet date do not change for the remaining life of current accounts receivable and current contract assets arising from revenue from contracts with customers. ASU 2025-05 is effective for the Company's fiscal year ending December 31, 2026. The guidance is to be applied on a prospective basis and early adoption is permitted. The Company does not expect the adoption of ASU 2025-05 to have a material impact on its financial statements.

In November 2024, FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. ASU 2024-03 requires the disaggregation of certain costs and expenses in the notes to the financial statements to provide enhanced transparency into the expense captions presented on the face of the income statement. ASU 2024-03 is effective for the Company's fiscal year ending December 31, 2027. The guidance may be applied on a prospective or retrospective basis and early adoption is permitted. The Company is currently evaluating the impact of adopting this ASU on its financial statements.

3. Credit Risk and Indemnification

Cash and cash equivalents includes cash and highly liquid investments held by a limited number of global financial institutions, including cash amounts in excess of federally insured limits. To mitigate this concentration of credit risk, the Company invests through high-credit-quality financial institutions, monitors the concentration of credit exposure of investments with any single obligor and diversifies as determined appropriate.

The Company functions as an introducing broker that opens accounts at the direction of customers, with Clearing Brokers or directly with fund companies. Through indemnification provisions in agreements with Clearing Brokers and fund companies, customer activities may expose the Company to off-balance sheet credit risk.

Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in customer accounts are not sufficient to fully cover customer obligations. The Company seeks to control the risks associated with customer activities through customer screening and selection procedures as well as through requirements on customers to adhere to various regulations and clearing organization policies.

4. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. Under the Rule, the Company is required to maintain net capital, as defined, equivalent to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. As of December 31, 2025, the Company had net capital of $10,349,000 which exceeded its requirement of $766,000 by $9,583,000. The Company's ratio of aggregate indebtedness to net capital was 1.11 to 1.

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

With respect to the Company's other business, which is limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, the Company (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in SEC Rule 15c3-3). Therefore, in light of Footnote 74 of the 2013 Release

adopting amendments to SEC to Rule 17a-5 and SEC guidance provided on July 1, 2020, the Company is considered a Non-Covered Firm.

5. Related Party Transactions

The Company is a party to a licensing agreement with an affiliate owned by the Parent that provides information technology support along with maintenance and upgrades to the technology platform and risk management tools used by the Company's customers.

Markets is reimbursed by the Company for expenses paid on behalf of the Company for various services including compensation related expenses such as payroll and non-compensation related expenses such as marketing, professional fees, communications, data costs and certain other administrative services under an expense sharing agreement. At December 31, 2025, $961,000 was payable to Markets and included in payable to affiliates on the statement of financial condition.

During 2025, 12 fund companies paid direct commission revenue to an affiliate broker dealer located in the United Kingdom which remitted these fees to the Company.

Activities of the Company are substantially governed by Markets who provides ongoing administrative and financial support. Therefore, the Company's financial condition and results of operations may not necessarily be indicative of those which would have resulted if the Company had been operated as an unaffiliated company.

6. Stock-based Compensation

In connection with the Markets Acquisition, one Company employee entered into a management rollover agreement with Markets. Under this agreement, a portion of the acquisition proceeds otherwise payable to this employee was held back and the employee elected to receive restricted Class A shares ("RSAs") of TWMI instead of a cash rollover payment.

TWMI and Markets have stock incentive plans which provide for the grant of performance-based restricted share units that vest based on the financial performance of TWMI ("PRSUs"), restricted share units ("RSUs") and performance-based restricted stock units that vest based on market conditions ("PSUs"), to encourage employees of Markets and its subsidiaries and affiliates to participate in the long-term success of TWMI and Markets.

PRSUs are promises to issue actual shares of common stock and generally cliff vest on January 1 of the third calendar year from the calendar year of the date of grant. The fair value of PRSUs is calculated on the grant date using the stock price of TWMI's Class A common stock. The number of shares a participant will receive upon vesting is determined by a performance modifier, which is adjusted as a result of the financial performance of TWMI. For PRSU awards granted during 2025 and 2024, the financial performance of TWMI will be determined based on the compound annual growth rate over a three-year performance period beginning on January 1 in the year of the grant. For PRSU awards granted during 2023 and prior, the financial performance of TWMI was determined based on the financial performance of TWMI in the grant year, and any earned awards that remain outstanding are subject to time-based vesting conditions. The performance modifier can vary between 0% (minimum) and 250% (maximum) of the target (100%) award amount for awards granted during 2025, 2024 and 2023. PRSUs granted during 2022 had a 200% maximum performance modifier.

Institutional Cash Distributors LLC
Notes to Financial Statement
December 31, 2025

RSUs are promises to issue actual shares of common stock at the end of a vesting period. RSUs generally vest one-third each year over a three-year period. The grant date fair value of RSUs is determined using the stock price of TWMI's Class A common stock.

PSUs are promises to issue actual shares of common stock and cliff vest on January 1 of the third calendar year from the calendar year of the date of grant. The number of shares a participant will receive upon vesting is determined by a performance modifier, which is adjusted as a result of TWMI's total shareholder return over a three-year performance period. The performance modifier can vary between 0% (minimum) and 250% (maximum) of the target (100%) award amount. The grant date fair value of PSUs, determined using a Monte Carlo simulation model.

7. Commissions Receivable

The Company's commissions receivable primarily consists of commissions due from the Clearing Brokers and fund companies based upon fee agreements. Commissions receivables are generally due within 45 days or less. As of and for the year ended December 31, 2025, no allowance for credit loss was recorded on the statement of financial condition and no credit loss expense was recorded in the statement of income. The Company had commissions receivable of $9,384,000 outstanding as of December 31, 2025.

8. Segment Information

Operating segments are defined as components of an entity for which separate discrete financial information is available and is regularly reviewed by the Chief Operating Decision Maker (the "CODM") in deciding how to allocate resources to an individual segment and in assessing performance. The Company's CODM is the Chief Executive Officer ("CEO") of TWMI.

The CEO of TWMI manages TWMI on a consolidated basis as one operating segment and one reporting unit because of the integrated nature of the activities across the various U.S. broker-dealers, internationally regulated entities and other subsidiaries through which it conducts its global business. As a result, for purposes of these financial statements, the Company is also considered one operating segment and one reporting unit whose operations are derived substantially all in the United States of America.

9. Subsequent Events

There were no subsequent events requiring adjustment to the financial statement or disclosure through February 17, 2026, the date that the Company's financial statement was issued.